Exhibit 99.1

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial: periodic report on the buy-back program

London, August 10, 2022

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, in the period August 1 – August 2, 2022, the Company has completed the transactions reported in aggregate based on automatic orders placed with the Company’s broker (who has made its trading decisions as to the timing of the purchases independently of the Company and on the basis of instructions given before the commencement of the Company’s closed period under the applicable regulations) as follows:

Date	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees	Consideration (*) excluding fees

		(€)	(€)	($)

August 1, 2022	150,000	12.3985	1,859,250.00	1,902,570.53

August 2, 2022	200,000	12.0424	2,408,480.00	2,462,429.95

	350,000	-	4,267,730.00	4,365,000.48

(*) All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

After the purchases announced today and considering those previously executed under the program, the total invested amount is approximately €70,479,567.66 ($73,650,330.27) for a total amount of 5,963,049 common shares purchased.

As of August 5, 2022, the Company held 13,891,582 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

Details of the transactions described in the table above, including the regulated markets where the purchases were made, are available on the Company’s corporate website under the Buyback Programs section at the following address: bit.ly/CNHI_Buyback.

CNH Industrial (NYSE: CNHI / MI: CNHI) is a world-class equipment and services company. Driven by its purpose of Breaking New Ground, which centers on Innovation, Sustainability and Productivity, the Company provides the strategic direction, R&D capabilities, and investments that enable the success of its global and regional Brands. Globally, Case IH and New Holland Agriculture supply 360° agriculture applications from machines to implements and the digital technologies that enhance them; and CASE and New Holland Construction Equipment deliver a full lineup of construction products that make the industry more productive. The Company’s regionally focused Brands include: STEYR, for agricultural tractors; Raven, a leader in digital agriculture, precision technology and the development of autonomous systems; Flexi-Coil, specializing in tillage and seeding systems; Miller, manufacturing application equipment; Kongskilde, providing tillage, seeding and hay & forage implements; and Eurocomach, producing a wide range of mini and midi excavators for the construction sector, including electric solutions. Across a history spanning over two centuries, CNH Industrial has always been a pioneer in its sectors and continues to passionately innovate and drive customer efficiency and success. As a truly global company, CNH Industrial’s 37,000+ employees form part of a diverse and inclusive workplace, focused on empowering customers to grow, and build, a better world.

For more information and the latest financial and sustainability reports visit: cnhindustrial.com

For news from CNH Industrial and its Brands visit: media.cnhindustrial.com

Contacts:

Media Relations

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com